Contact:          Susan Gordon
                  702-4309
                  or
                  Information Agent:
                  Beacon Hill Partners, Inc.
                  Attention: Edward McCarthy
                  (212) 843-8500


                              FOR IMMEDIATE RELEASE

                   TENDER OFFER BY AFFILIATE OF ICAHN EXTENDED

MOUNT KISCO, N.Y., DECEMBER 14, 1998 - Carl C. Icahn announced today that his affiliate, Leyton LLC, a Delaware limited liability company (the "Purchaser"), has extended the expiration date of its offer (the "Offer) to purchase up to ten million Depositary Units of American Real Estate Partners, L.P. (NYSE: ACP), a Delaware limited partnership (the "Partnership"), to 12:00 midnight, New York City time, on Monday, December 28, 1998. The Offer was previously scheduled to expire at midnight on Friday, December 18, 1998.

         The Offer is being extended at the request of the Partnership, and in order to allow additional time for Holders of Depositary Units to consider and review Amendment No. 1 to the Schedule 14D- 9 filed on behalf of the Partnership with the Securities and Exchange Commission and mailed to Holders.

         The Purchaser reported that as of December 11, 1998, approximately 2,519,728 Depositary Units had been tendered to the depositary pursuant to the Offer.

         For further information, please contact Beacon Hill Partners at (800) 843-8500, which is acting as information agent for the Offer.